Mail Stop 6010

April 21, 2006

Mr. James W. Klingler
Chief Financial Officer
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth CA 91311

RE: North American Scientific, Inc.
    Form 10-K for the fiscal year ended October 31, 2005
    Filed January 18, 2006
    File No. 0-26670

Dear Mr. Klingler:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant